SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (Rule 13d - 102)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c)
           AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 5)*


                        Micro Component Technology, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    59479q100
                                 (CUSIP Number)

                                   May 7, 2004
             (Date of Event which Requires Filing of this Statement)


Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Amaranth LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]
         (b)      [x]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,252,052

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,252,052

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,252,052

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  4.8%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Nicholas M. Maounis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]
         (b)      [x]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,252,052

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,252,052

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,252,052

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  4.8%

12.      TYPE OF REPORTING PERSON*

                  IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement is filed pursuant to Rule 13d-2(d) with respect to the Common Stock (the "Common Stock") of Micro Component Technology, Inc. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of June 28, 2004, and amends and supplements the Schedule 13G filed by the Reporting Persons on January 2, 2002, as previously amended (collectively, the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

Item 2(a).     Name of Persons Filing:

     The  names of the  persons  filing  this  statement  on  Schedule  13G are:
Amaranth LLC, a Cayman Islands exempted company ("Amaranth"), and Nicholas M. Maounis ("Maounis")(together, the "Reporting Persons"). Maounis is the managing member of Amaranth Advisors L.L.C. ("Advisors"), a Delaware limited liability company and the managing member of Amaranth. Therefore, Maounis may be deemed to share beneficial ownership of the shares beneficially owned by Amaranth by virtue of his power to direct the vote and/or direct the disposition of securities owned by Amaranth. Amaranth beneficially owns notes convertible into shares of Common Stock through its subsidiary, Amaranth Trading L.L.C., a Delaware limited liability company. Advisors is the managing member of Amaranth Trading L.L.C.


Item 4.        Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)     Amount beneficially owned:

                  The Reporting Persons beneficially own 1,252,052 shares of Common Stock consisting of 22,133 shares of Common Stock and $1,229,919 in principal amount of the Issuer's 10% Senior Subordinated Convertible Notes (the "Convertible Notes") which are convertible into 1,229,919 shares of Common Stock.

          (b)     Percent of class:

                  The 1,252,052 shares of Common Stock beneficially owned by the Reporting Persons constitutes 4.8% of all of the outstanding shares of Common Stock.

          (c)      Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote

                  Not applicable.

                  (ii)  Shared power to vote or to direct the vote

                  Amaranth and Maounis have shared power to vote or direct the vote of the 1,252,052 shares of Common Stock beneficially owned by the Reporting Persons.

                  (iii)  Sole power to dispose or to direct the disposition of

                  Not applicable.

                  (iv)  Shared power to dispose or to direct the disposition of

                  Amaranth and Maounis have shared power to dispose or direct the disposition of the 1,252,052 shares of Common Stock beneficially owned by the Reporting Persons.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company of Control Person.

     Amaranth beneficially owns all of the Convertible Notes through its subsidiary, Amaranth Trading L.L.C., a Delaware limited company.

Item 10.  Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:  June 28, 2004

          AMARANTH LLC
          By: Amaranth Advisors L.L.C., as Trading Advisor


                   By: /s/ Nicholas M. Maounis
                       -----------------------
                           Nicholas M. Maounis,
                           Managing Member


          /s/ Nicholas M. Maounis
          -----------------------
              Nicholas M. Maounis